Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60654

August 15, 2012

BY EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Re:    Groupon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on March 30, 2012
File No. 1-35335
Dear Mr. Spirgel:
On behalf of Groupon, Inc. (the “Company”), I am writing to follow up on my conversation with Ms. Kathryn Jacobson, Senior Accountant, of the Securities and Exchange Commission. Consistent with that conversation and in order for the Company to consider and respond fully to the Staff's comments, the Company is formally requesting an extension to respond to the Staff's comment letter dated August 2, 2012 regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Based on the above, the Company respectfully requests an extension of time until August 24, 2012 to properly respond to the Staff's comments.

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (312) 558-5979.

Respectfully submitted,

/s/ Steven J. Gavin

Steven J. Gavin

cc:    David R. Schellhase
Dan Horwood